                                  Form U-13-60
                    Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                 ANNUAL REPORT


                                 For the Period


             Beginning January 1, 1996 and Ending December 31, 1996

                                     To The

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                         (Exact Name of Report Company


                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")

                    Date of Incorporation DECEMBER 31, 1932

State or Sovereign Power Under which Incorporated or Organized - DELAWARE

         Location of Principal Executive Offices of Reporting Company:

            12355 Sunrise Valley Drive, Reston, Virginia 20191-3420


                           DONATO FURLANO, CONTROLLER
                                1600 Dublin Road
                              Columbus, Ohio 43215
     (Name, title and address of officer to whom correspondence concerning this report should be addressed)


                          THE COLUMBIA GAS SYSTEM INC.
      (Name of Principal Holding Company whose Subsidiaries are served by
                               Reporting Company)

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01[b]).

6. Deficits Displayed - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes.
     (Regulation S-X, Section 210.3-01[C]).

7. Major Amendments or Corrections - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart - The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                       Schedule or
                                                                                          Account              Page
                     Description of Schedules and Accounts                                Number               Number
---------------------------------------------------------------------------     -------------------------   ----------
COMPARATIVE BALANCE SHEET                                                       Schedule I                    5-6

     Service Company Property                                                   Schedule II                   7-8

     Accumulated Provision For Depreciation and                                 Schedule III                   9
       Amortization of Service Company Property

     Investments                                                                Schedule IV                   10

     Accounts Receivable From Associated Companies                              Schedule V                   11-12

     Fuel Stock Expenses Undistributed                                          Schedule VI                   13

     Stores Expense Undistributed                                               Schedule VII                  14

     Miscellaneous Current and Accrued Assets                                   Schedule VIII                 15

     Miscellaneous Deferred Debits                                              Schedule IX                   16

     Research, Development or Demonstration Expenditures                        Schedule X                    17

     Proprietary Capital                                                        Schedule XI                   18

     Long-Term Debt                                                             Schedule XII                  19

     Current and Accrued Liabilities                                            Schedule XIII                20-21

     Notes to Financial Statements                                              Schedule XIV                 22-23


COMPARATIVE INCOME STATEMENT                                                    Schedule XV                   24

     Analysis of Billing - Associate Companies                                  Account 457                   25

     Analysis of Billing - Nonassociate Companies                               Account 458                   26

     Analysis of Charges for Service - Associate and                            Schedule XVI                  27
       Nonassociate Companies

     Schedule of Expense by Department or Service Function                      Schedule XVII                28-30

     Departmental Analysis of Salaries                                          Account 920                   31

     Outside Services Employed                                                  Account 923                  32-34

     Employee Pensions and Benefits                                             Account 926                   35

     General Advertising Expenses                                               Account 930.1                 36

     Miscellaneous General Expenses                                             Account 930.2                 37

     Rents                                                                      Account 931                   38

     Taxes Other Than Income Taxes                                              Account 408                   39

     Donations                                                                  Account 426.1                 40

     Other Deductions                                                           Account 426.5                 41

     Notes to Statement of Income                                               Schedule XVIII                42

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                                                 Page
                    Description of Reports or Statements                        Number
---------------------------------------------------------------------------     ------

Organization Chart                                                                43

Methods of Allocation                                                             44

Annual Statement of Compensation for Use of Capital Billed                       45-46

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                      1996


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year

-------------------------------------------------------------------------------------------------------------------
ACCOUNT                                 ASSETS AND OTHER DEBITS                            AS OF DECEMBER 31
-------        -----------------------------------------------------------------     ------------------------------
                                                                                      CURRENT                PRIOR
                                                                                     --------              --------
                                                                                       $000                   $000
               SERVICE COMPANY PROPERTY
101                Service company property (Schedule II)                            48,725                 54,425
107                Construction work in progress (Schedule II)                           --                     --
                                                                                     --------              --------
                       Total Property                                                48,725                 54,425
                                                                                     --------              --------
108                Less accumulated provision for depreciation and
                   amortization of service company property
                   (Schedule III)                                                    25,981                 26,152
                                                                                     --------              --------
                       Net Service Company Property                                  22,744                 28,273

               INVESTMENTS
123                Investments in associate companies (Schedule IV)                      --                     --
124                Other investments (Schedule IV)                                       --                     --
                                                                                     --------              --------
                       Total Investments                                                 --                     --
                                                                                     --------              --------
               CURRENT AND ACCRUED ASSETS
131                Cash                                                              10,687                    110
134                Special deposits                                                     171                    171
135                Working funds                                                         23                     27
136                Temporary cash investments (Schedule IV)                             550                     --
141                Notes receivable                                                     364                     --
143                Accounts receivable                                                 (502)                   297
144                Accumulated provision for uncollectable accounts                      --                     --
146                Accounts receivable from associate companies
                   (Schedule V)                                                       9,798                  9,182
152                Fuel stock expenses undistributed (Schedule VI)                       --                     --
154                Materials and supplies                                                --                     --
163                Stores expense undistributed (Schedule VII)                           --                     --
165                Prepayments                                                           60                    316
174                Miscellaneous current and accrued assets
                   (Schedule VIII)                                                       --                     --
                                                                                     --------              --------
                       Total Current and Accrued Assets                              21,151                 10,103
                                                                                     --------              --------

                 DEFERRED DEBITS
181                Unamortized debt expense                                              --                     --
184                Clearing accounts                                                  6,339                  7,352
186                Miscellaneous deferred debits (Schedule IX)                       17,182                 14,949
188                Research, development, or demonstration
                   expenditures (Schedule X)                                             --                     --
190                Accumulated deferred income taxes                                  2,676                  2,902
                                                                                     --------              --------
                       Total Deferred Debits                                         26,197                 25,203
                                                                                     --------              --------
                       TOTAL ASSETS AND OTHER DEBITS                                 70,092                 63,579
                                                                                     ========              ========

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION



                     SCHEDULE I - COMPARATIVE BALANCE SHEET

-------------------------------------------------------------------------------------------------------------------
ACCOUNT                        LIABILITIES AND PROPRIETARY CAPITAL                         AS OF DECEMBER 31
-------        -----------------------------------------------------------------     ------------------------------
                                                                                      CURRENT                PRIOR
                                                                                     --------              --------
                                                                                       $000                   $000
               PROPRIETARY CAPITAL
201              Common stock issued (Schedule XI)                                   13,000                 13,000

211              Miscellaneous paid-in-capital (Schedule XI)                             --                     --
215              Appropriated retained earnings (Schedule XI)                            --                     --
216              Unappropriated retained earnings (Schedule XI)                         174                    176
                                                                                     --------              --------
                     Total Proprietary Capital                                       13,174                 13,176
                                                                                     --------              --------
               LONG-TERM DEBT
223              Advances from associate companies (Schedule XII)                    16,043                 14,043
224              Other long-term debt (Schedule XII)                                     --                     --
225              Unamortized premium on long-term debt                                   --                     --
226              Unamortized discount on long-term debt                                  --                     --
                                                                                     --------              --------
                     Total Long-Term Debt                                            16,043                 14,043
                                                                                     --------              --------
               CURRENT AND ACCRUED LIABILITIES
231              Notes payable                                                           --                     --
232              Accounts payable                                                    11,395                  4,225
233              Notes payable to associate companies (Schedule XIII)                    --                  2,078
234              Accounts payable to associate companies (Schedule XIII)              4,157                  1,707
236              Taxes accrued                                                           41                  3,055
237              Interest accrued                                                        69                     48
238              Dividends declared                                                      --                     --
241              Tax collections payable                                                150                     --
242              Miscellaneous current and accrued liabilities (Schedule XIII)       13,499                  8,431
                                                                                     --------              --------
                     Total Current and Accrued Liabilities                           29,311                 19,544
                                                                                     --------              --------
               DEFERRED CREDITS
253              Other deferred credits                                              10,501                 13,866
255              Accumulated deferred investment tax credits                             --                     --
                                                                                     --------              --------
                     Total Deferred Credits                                          10,501                 13,866
                                                                                     --------              --------
282              ACCUMULATED DEFERRED INCOME TAXES                                    1,063                  2,950
                                                                                     --------              --------
                     TOTAL LIABILITIES AND PROPRIETARY CAPITAL                       70,092                 63,579
                                                                                     ========              ========

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996



                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                                     BALANCE                                                             BALANCE
                                                       AT                                                                  AT
                                                    BEGINNING                        RETIREMENTS           OTHER          CLOSE
                                                     OF YEAR        ADDITIONS          OR SALES         CHANGES (1)      OF YEAR
                    DESCRIPTION                       $000            $000              $000               $000           $000
---------------------------------------------      -----------     -----------       -----------        -----------    -----------
SERVICE COMPANY PROPERTY

Account:

 301          ORGANIZATION                             --                --                 --                --               --

 303          MISCELLANEOUS
                INTANGIBLE PLANT                       --                --                 --                --               --

 304          LAND AND LAND RIGHTS                    720                --               (658)               --               62

 305          STRUCTURES AND                           --
                IMPROVEMENTS                       22,811               902             (7,449)               --           16,264

 306          LEASEHOLD IMPROVEMENTS                   --                --                 --                --               --

 307          EQUIPMENT (2)                        24,552             4,208             (1,845)               --           26,915

 308          OFFICE FURNITURE AND
                EQUIPMENT                           5,014               209               (130)               --            5,093

 309          AUTOMOBILES, OTHER
                VEHICLES AND RELATED
                GARAGE EQUIPMENT                       --                --                 --                --               --

 310          AIRCRAFT AND AIRPORT
                EQUIPMENT                             248                --                 --                --              248

 311          OTHER SERVICE COMPANY
                PROPERTY (3)                        1,080                --               (937)               --              143
                                                   -----------     -----------       -----------        ---------      -----------
                  SUB-TOTAL                        54,425             5,319            (11,019)               --           48,725
                                                   -----------     -----------       -----------        ---------      -----------
 107          CONSTRUCTION WORK IN
                PROGRESS (4)                           --                --                 --                --               --
                                                   -----------     -----------       -----------        ---------      -----------

                  TOTAL                            54,425             5,319            (11,019)               --           48,725
                                                   ===========     ===========       ===========        ===========    ===========


(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      NOT APPLICABLE

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                          BALANCE AT
                                                                                           CLOSE OF
                    SUBACCOUNT DESCRIPTION                              ADDITIONS             YEAR
--------------------------------------------------------------         --------           ----------
                                                                         $000                $000
307-1               Telecommunications Equipment                              -                   16

307-2               Communications Management Center                          -                1,651

307-3               Data Processing Equipment                                 -                   64

307-4               Print Services Equipment                                  -                  110

307-5               Research & Laboratory Equipment                           -                  519

307-6               Telecommunications Equipment - after 1979               362                2,683

307-7               EDP Equipment - 4 years                               2,099               17,164

307-8               EDP Equipment - 10 years                                  -                    4

307-9               Personal Computer and Peripheral Equipment                5                2,622

307-10              Distribution Research Equipment                           -                  340

307-11              Electrical Supply Generators                          1,742                1,742
                                                                       --------           ----------

                    TOTAL                                                 4,208               26,915
--------------------------------------------------------------         --------           ----------


(3)   DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Costs incurred in the internal development of the Employee Accounting System Interface, Labor Distribution System, and Intercompany Billing software.


(4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS:

      Not Applicable

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996



                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

---------------------------------------------------------------------------------------------------------------------------------
                                                                    ADDITIONS
                                                  BALANCE            CHARGED                              OTHER         BALANCE
                                                    AT                 TO                                CHANGES           AT
                                                 BEGINNING           ACCOUNT                                ADD          CLOSE
               DESCRIPTION                        OF YEAR              403         RETIREMENTS         (DEDUCT)(1)      OF YEAR
---------------------------------------------   -----------       -----------      -----------         -----------    ----------
                                                     $000            $000             $000               $000              $000
ACCOUNT

301          ORGANIZATION                              --              --               --               --                  --

303          MISCELLANEOUS INTANGIBLE
              PLANT                                    --              --               --               --                  --

304          LAND AND LAND RIGHTS                      --              --               --               --                  --

305          STRUCTURES AND
              IMPROVEMENTS                          7,748             428           (3,502)              --               4,674

306          LEASEHOLD IMPROVEMENTS                    --

307          EQUIPMENT                             14,892           4,948           (1,336)              --              18,504

308          OFFICE FURNITURE AND
              FIXTURES                              2,248             307             (108)              --               2,447

309          AUTOMOBILES, OTHER
              VEHICLES AND RELATED
              GARAGE EQUIPMENT                         --              --               --               --                  --

310          AIRCRAFT AND AIRPORT
              EQUIPMENT                               248              --               --               --                 248

311          OTHER SERVICE COMPANY
              PROPERTY                              1,016              28             (936)              --                 108
                                                -----------       -----------      -----------         -----------    ----------
                 TOTAL                             26,152           5,711           (5,882)               0              25,981
                                                ===========       ===========      ===========         ===========    ==========

(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      NOT APPLICABLE

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996


                           SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:     Complete the following schedule concerning investments.

                  Under Account 124, "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                  Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------------------------
                                                            BALANCE AT            BALANCE AT
                                                             BEGINNING               CLOSE
                         DESCRIPTION                          OF YEAR               OF YEAR
-------------------------------------------------------     -----------          -----------


Account 123 - Investment in Associate Companies                    None                 None




Account 124 - Other Investments                                    None                 None




Account 136 - Temporary Cash Investments
  System Money Pool - Unaffiliated                                 None                  550

                                                            -----------          -----------
               TOTAL                                               None                  550
                                                            ===========          ===========

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996
           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:     Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company

-----------------------------------------------------------------------------------------------
                                                                   BALANCE AT        BALANCE AT
                                                                   BEGINNING           CLOSE
                         DESCRIPTION                                OF YEAR           OF YEAR
------------------------------------------------------------       ----------        ----------
                                                                       $000              $000
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Columbia Gas System Money Pool                                        7,264             7,246
The Columbia Gas System, Inc.                                           377               832
Columbia Gas Development Corporation                                     14                --
Columbia Gulf Transmission Company                                       17                 2
Columbia Energy Services                                                149                48
TriStar Ventures Corporation                                             30               199
Columbia LNG Corporation                                                  8                13
Columbia Coal Gasification Corporation                                    1                 2
Columbia Network Services Corporation                                    --                59
Columbia Insurance Corporation, Ltd.                                     --                 6
Columbia Gas of Kentucky, Inc.                                           34              (276)
Columbia Gas of Ohio, Inc.                                              168               804
Columbia Gas of Maryland, Inc.                                            5                69
Columbia Gas of Pennsylvania, Inc.                                       54               125
Commonwealth Gas Services, Inc.                                         (14)                8
Commonwealth Propane, Inc.                                               13                11
Columbia Gas Transmission Corporation                                 1,039               636
Columbia Natural Resources, Inc.                                         23                14
                                                                    ----------        ----------
         TOTAL                                                        9,182             9,798
                                                                    ==========        ==========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                                                   TOTAL
                                                                 PAYMENTS
                                                                 --------
                                                                   $000
See Schedule V-A, page 12

         TOTAL PAYMENT                                            579,936
                                                                 ========

                                  SCHEDULE V-A

                    COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      Convenience & Accommodation Payments
                      For the Year Ended December 31, 1996

                                           Employee      Employee     Corporate      PH&H
            Associate Company              Benefits       Payroll     Insurance      Leases       Other         Total
----------------------------------------   --------      --------     ---------     -------      ------       --------
                                           $    000      $    000      $   000      $   000      $   000      $    000
The Columbia Gas System, Inc.                 1,573            --          688            2       28,551        30,814
Columbia Gas Development Corporation            649         3,527           88            6          187         4,457
Columbia Gulf Transmission Company            8,092        20,060        5,311          502          252        34,217
Columbia Energy Services                        582         4,515          221           73       29,239        34,630
Columbia Propane Corporation                    407         1,424           96          196           21         2,144
TriStar Ventures Corporation                    355         2,810           23           --        1,399         4,587
Columbia LNG Corporation                        351         1,904          614           37          254         3,160
Columbia Network Services Corporation            33            86           --           --           --           119
Columbia Insurance Corporation                   --            --           --           --            2             2
Columbia Gas of Kentucky, Inc.                4,270         9,879          583          566           31        15,329
Columbia Gas of Ohio, Inc.                   46,230       111,140        4,673        5,649        3,107       170,799
Columbia Gas of Maryland, Inc.                1,046         2,534          168          243           30         4,021
Columbia Gas of Pennsylvania, Inc.           13,003        32,154        1,865        2,334          202        49,558
Commonwealth Gas Services, Inc.               5,373        12,822          762        1,322          137        20,416
Commonwealth Propane, Inc.                    2,724        13,197          636        1,359           23        17,939
TriStar Capital Corporation                      --            --            1           --           --             1
Columbia Gas Transmission Corporation        38,148       105,127        8,616        6,674        3,014       161,579
Columbia Atlantic Trading, Inc.                  --            --           12           --           31            43
Columbia Natural Resources, Inc.              3,743        19,775          714        1,733          156        26,121
                                            -------      -------        ------       ------      ------        -------
     Total                                  126,579      340,954(1)     25,071       20,696      66,636(2)     579,936
                                            =======      ========       ======       ======      =======       =======

Note 1: During 1996, the System payroll function was centralized within the Service Corporation.


Note 2: The increase in 1996 (primarily for The Columbia Gas System, Inc. and Columbia Energy Services) reflects a new service offered by the Corporate Treasury Department to provide a non-repetitive electronic funds transfer to third parties which replaces the previous manual procedures of the affiliates.

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996


--------------------------------------------------------------------------------
                SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
--------------------------------------------------------------------------------
INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

-------------------------------------------------------------------------------
                    DESCRIPTION                   LABOR      EXPENSES     TOTAL
-----------------------------------------------   -----      --------     -----
                                                   $000        $000        $000

Account 152 - Fuel Stock Expenses Undistributed    None        None        None


                                                   ----        ----        ----
                  TOTAL                            None        None        None



SUMMARY:

     Not Applicable
-------------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

-------------------------------------------------------------------------------
                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
-------------------------------------------------------------------------------
INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-------------------------------------------------------------------------------
                    DESCRIPTION                   LABOR      EXPENSES     TOTAL
-----------------------------------------------   -----      --------     -----
                                                   $000        $000        $000

Account 163 - Stores Expenses Undistributed        None        None        None



                                                  -----      --------     ------
                  TOTAL                            None         None        None

-------------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                 SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------------------
                                                                         BALANCE AT            BALANCE AT
                                                                          BEGINNING               CLOSE
                      DESCRIPTION                                          OF YEAR               OF YEAR
------------------------------------------------------------             ----------            ----------
                                                                            $000                  $000

Account 174 - Miscellaneous Current and Accrued Assets                      None                  None


                                                                         ----------            ----------
                  TOTAL                                                     None                  None

--------------------------------------------------------------------------------

PAGE 16
            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped by class showing the number of items in each class.

------------------------------------------------------------------------------------------------------
                                                                    BALANCE AT              BALANCE AT
                                                                     BEGINNING                 CLOSE
                    DESCRIPTION                                       OF YEAR                 OF YEAR
-------------------------------------------------------             ----------              ----------
                                                                       $000                    $000
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Other Post Retirement Employee Benefits                                  13,681                 12,153

Restricted Stock Awards                                                       -                  1,459

Intangible Asset - Pension Restoration Plan                               1,127                  1,127

Workers Compensation Claims                                                   -                    964

Deferred Convenience Claims                                                   -                    845

Deferred Insurance Receivables                                                -                    347

Returned Payroll Checks                                                      97                    229

EDP Software Costs                                                           44                     58


                                                                      ----------              ---------
                  TOTAL                                                  14,949                 17,182

--------------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                   SCHEDULE X

              RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------
DESCRIPTION                                                           AMOUNT
-------------------------------------------------                     ------
                                                                       $000


                                                                       None


                                                                      ------
                       TOTAL                                           None

--------------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                       SCHEDULE XI - PROPRIETARY CAPITAL
--------------------------------------------------------------------------------

                                                                                            OUTSTANDING CLOSE OF PERIOD
                                              NUMBER OF SHARES      PAR OR STATED VALUE    -----------------------------
ACCOUNT NUMBER       CLASS OF STOCK              AUTHORIZED              PER SHARE         NO. OF SHARES    TOTAL AMOUNT
--------------       --------------           ----------------      -------------------    -------------    ------------
     201              COMMON STOCK               $130,000                 $100                $130,000       $13,000,000


INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amount.

-------------------------------------------------------
DESCRIPTION                                      AMOUNT
-------------------------------------------------------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL      None
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS     None
                                                 ----
       TOTAL                                     None

--------------------------------------------------------------------------------
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid


----------------------------------------------------------------------------------------------------------------------------------
                                                                                BALANCE AT                              BALANCE AT
                                                                                BEGINNING     NET INCOME   DIVIDENDS      CLOSE
              DESCRIPTION                                                        OF YEAR      OR (LOSS)      PAID        OF YEAR
----------------------------------------------                                  ----------    ----------   ---------    ----------
                                                                                  $000        $  000        $  000      $   000

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                                     176         2,026         2,028          174

 Rate/Share    Amount of Dividend    Date Declared   Date Paid
 ----------    ------------------    -------------   ---------
      $               $000

    3.95               514             02/14/96      02/29/96
    3.85               500             05/08/96      05/31/96
    3.90               507             08/14/96      08/30/96
    3.90               507             11/13/96      11/30/96
 --------------------------------------------------------------                    ----        -----           -----        ---
    TOTAL                                                                          176         2,026           2,028        174

--------------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996
                         Schedule XII - Long-Term Debt


INSTRUCTIONS:  Advances From Associate Companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                                       TERMS OF OBLIG      DATE                           BALANCE AT         DEDUC-   BALANCE AT
                                       CLASS & SERIES       OF      INTEREST    AMOUNT    BEGINNING   ADDI-  TIONS      CLOSE
NAME OF CREDITOR                        OF OBLIGATION    MATURITY     RATE    AUTHORIZED   OF YEAR    TIONS   (1)      OF YEAR
----------------                       --------------    --------   --------  ----------  ----------  -----  ------   ----------
                                                                        %        $000       $000      $000    $000      $000

ACCOUNT 223 -
   ADVANCES FROM ASSOCIATE COMPANIES:

The Columbia Gas System, Inc.          Promissory Note   11/28/00     6.89       2,567         --     2,567      --     2,567
The Columbia Gas System, Inc.          Promissory Note   11/28/02     7.11       2,246         --     2,246      --     2,246
The Columbia Gas System, Inc.          Promissory Note   11/28/05     7.30       2,246         --     2,246      --     2,246
The Columbia Gas System, Inc.          Promissory Note   11/28/07     7.55       2,246         --     2,246      --     2,246
The Columbia Gas System, Inc.          Promissory Note   11/28/10     7.82       2,246         --     2,246      --     2,246
The Columbia Gas System, Inc.          Promissory Note   11/28/15     7.92       2,246         --     2,246      --     2,246
The Columbia Gas System, Inc.          Promissory Note   11/28/25     8.12       2,246         --     2,246      --     2,246
The Columbia Gas System, Inc.          Promissory Note   05/31/97     8.30       4,400        176        --     176        --
The Columbia Gas System, Inc.          Promissory Note   02/29/14     9.47         700        525        --     525        --
The Columbia Gas System, Inc.          Promissory Note   02/28/14     9.47         400        299        --     299        --
The Columbia Gas System, Inc.          Promissory Note   02/01/01     9.92       2,500      1,250        --   1,250        --
The Columbia Gas System, Inc.          Promissory Note   02/01/01     9.92       2,900      1,450        --   1,450        --
The Columbia Gas System, Inc.          Promissory Note   01/31/14    10.41       1,600      1,199        --   1,199        --
The Columbia Gas System, Inc.          Promissory Note   01/31/03    10.58         700        326        --     326        --
The Columbia Gas System, Inc.          Promissory Note   01/31/04    10.58       1,000        535        --     535        --
The Columbia Gas System, Inc.          Promissory Note   03/31/01    12.90       1,500        195        --     195        --
The Columbia Gas System, Inc.          Promissory Note   01/31/01   variable       800        268        --     268        --
The Columbia Gas System, Inc.          Promissory Note   04/30/03     8.25       5,000      3,500        --   3,500        --
The Columbia Gas System, Inc.          Promissory Note   04/30/04     7.75       5,400      4,320        --   4,320        --


ACCOUNT 224 - OTHER LONG-TERM DEBT:

                           TOTAL                                                42,943     14,043    16,043  14,043    16,043
                                                                                ------     ------    ------  ------    ------


      (1) GIVE AN EXPLANATION OF DEDUCTIONS: The deductions represent the portion of the Installment Promissory Notes which mature within one year. On December 30, 1996 all existing debt with The Columbia Gas System, Inc. was refunded. Currently there is no long term debt due within the next year.

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996



                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                    BALANCE AT            BALANCE AT
                                                                     BEGINNING               CLOSE
DESCRIPTION                                                           OF YEAR               OF YEAR
-----------                                                         ----------            ----------
                                                                       $000                  $000
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

See Schedule XIII-A                                                      2,078                    --
                                                                         -----                ------
                           TOTAL                                         2,078                    --
                                                                         -----                ------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

The Columbia Gas System, Inc.                                            1,707                 4,132
Columbia Energy Services                                                    --                    17
System Money Pool Interest Payable                                          --                     8
                                                                         -----                ------
                           TOTAL                                         1,707                 4,157
                                                                         -----                ------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Retirement Income Plan                                                   2,501                 3,479
Release & Retention Program                                                 --                 2,589
Pension Retirement Benefits                                                948                 2,540
Accrued Vacation                                                         2,046                 1,954
Contract Retainage                                                       1,364                 1,467
Thrift Restoration Plan                                                    312                   623
Comprehensive Medical Expense Plan Accrual                                 258                   258
Employee Agreements                                                        221                   167
Employee Thrift Plan                                                       172                   118
Aircraft Engine Overhaul Accrual                                           433                    80
Post Retirement Benefit Obligation                                          73                    72
Thrift Plan - Company                                                       --                    64
Flexible Spending                                                           48                    49
Dental Assistance Plan Accrual                                              20                    20
Unclaimed Accounts                                                          19                    19
Auditing Fees                                                               16                    --
                                                                         -----                ------
                           TOTAL                                         8,431                13,499
                                                                         -----                ------

                                SCHEDULE XIII-A

                    COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      Notes Payable to Associate Companies

                                  Account 233



                                                                                          Balance at          Balance at
                                                                                           Beginning             Close
                                                                                            of Year             of Year
                                                                                          ----------          ----------
                                                                                             $000                $000
        The Columbia Gas System, Inc.

                              6.89%    Installment Promissory Note                             N/A               None
                              7.11%    Installment Promissory Note                             N/A               None
                              7.30%    Installment Promissory Note                             N/A               None
                              7.55%    Installment Promissory Note                             N/A               None
                              7.82%    Installment Promissory Note                             N/A               None
                              7.92%    Installment Promissory Note                             N/A               None
                              8.12%    Installment Promissory Note                             N/A               None
                              7.75%    Installment Promissory Note                             540               None
                              8.40%    Installment Promissory Note                               4               None
                              8.30%    Installment Promissory Note                             176               None
                              9.47%    Installment Promissory Note                              29               None
                              9.47%    Installment Promissory Note                              17               None
                              9.92%    Installment Promissory Note                             250               None
                              9.92%    Installment Promissory Note                             290               None
                             10.41%    Installment Promissory Note                              67               None
                             10.58%    Installment Promissory Note                              47               None
                             10.58%    Installment Promissory Note                              66               None
                             12.90%    Installment Promissory Note                              39               None
                            Variable   Installment Promissory Note                              53               None
                              8.25%    Installment Promissory Note                             500               None
                                                                                             -----
                              Total                                                          2,078               None
                                                                                             =====               ====


   Note: On December 30, 1996 all outstanding debt with The Columbia Gas System, Inc. was refunded. As of December 31, 1996 there are no current maturities.

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996


                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a.  Property, Plant and Equipment and Related Depreciation

      Property, Plant and Equipment is stated at historical cost. Depreciation is provided on a composite straight-line basis using the average of depreciable property at the beginning and end of each year.

  b.  Income Taxes

      The Corporation provides deferred taxes with respect to timing differences in the recognition of revenues and expenses for tax and accounting purposes. The major difference results from using accelerated depreciation for tax purposes. The Corporation is included in the Consolidated Federal Income Tax Return filed for The Columbia Gas System, Inc. and Subsidiaries.

  c.  Pension Costs

      The Corporation participates in the Retirement Income Plan of The Columbia Gas System, Inc. This is a trusteed noncontributory Retirement Income Plan which, with certain minor exceptions, covers all regular employees. The Service Corporation's portion amounted to $977,000 in 1996 and $1,042,000 in 1995, including the amortization of unfunded prior service costs.

  d.  Leases

      Payments made by the Corporation in connection with operating leases are charged to expense as incurred. No capitalized leases existed in 1996.

  e.  Account Numbers

      The Corporation uses certain FERC accounts which do not match existing SEC accounts; therefore, the year-end balances of the following FERC accounts were reclassified to a corresponding SEC account.


                                      Account Number
                                      -------------   Year-End
        Account Description           FERC       SEC   Balance
        -------------------           ----       ---  ---------
                                                        $000

        Interest Receivable            171       143     135

        Deferred Income Taxes          283       282      10

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996


                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS


f.   Post-Retirement Benefits Other Than Pensions

     During 1991, the System adopted SFAS No. 106, Employer's Accounting for Post-Retirement Benefits Other Than Pensions, retroactive to January 1, 1991. The Corporation has elected to record and defer the full amount of its estimated accumulated post-retirement obligations other than pensions. These obligations total $13,681,000 as of December 31, 1996, and represent the actuarial present value of the post-retirement benefits to be paid to current employees and retirees based on services rendered.

g.   System Money Pool

     The System Money pool exists for affiliate companies to borrow excess cash from other affiliate companies. Prior to 1996, the Corporation served as the System Money Pool's administrator.

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year ended December 31, 1996



                                   SCHEDULE XV
                               STATEMENT OF INCOME


                                                                   1996             1995
                                                               ------------      ----------
ACCOUNT                    DESCRIPTION                         CURRENT YEAR      PRIOR YEAR
-------   ----------------------------------------------       ------------      ----------
                                                                   $000             $000
            INCOME
457         Services rendered to associate companies              85,015           74,228
458         Services rendered to nonassociate companies             None             None
421         Miscellaneous income or loss                           5,852             None
                                                                  ------           ------
            Total Income                                          90,867           74,228

          EXPENSE

920         Salaries and wages                                    35,660           27,975
921         Office supplies and expenses                           7,973            6,611
922         Administrative expense transferred - credit           (2,302)          (2,636)
923         Outside services employed                             10,252            8,356
924         Property insurance                                       195              270
925         Injuries and damages                                     146               92
926         Employee pensions and benefits                        11,637            7,941
928         Regulatory commission expense                              1                1
930.1       General advertising expenses                              62               18
930.2       Miscellaneous general expenses                         2,729              281
931         Rents                                                  7,720            7,854
932         Maintenance of structures and equipment                2,328            3,544
403         Depreciation and amortization expense                  5,711            5,268
408         Taxes other than income taxes                          3,103            2,804
409         Income taxes                                           3,882            3,417
410         Provision for deferred income taxes                    2,368            1,807
411         Provision for deferred income taxes - credit          (4,028)          (2,789)
411.5       Investment tax credit                                   None             None
426.1       Donations                                                136              105
426.5       Other deductions                                        None             None
427         Interest on long-term debt                              None             None
430         Interest on debt to associate companies                1,526            1,557
431         Other interest expense                                  (258)            (338)
                                                                  ------           ------
                Total Expense                                     88,841           72,138
                                                                  ------           ------

                Net Income or (Loss)                               2,026            2,090
                                                                  ======           ======

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year ended December 31, 1996



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457



                                                 DIRECT         INDIRECT      COMPENSAT'N     TOTAL
                                                 COSTS           COSTS         FOR USE        AMOUNT
      NAME OF ASSOCIATE COMPANY                 CHARGED         CHARGED       OF CAPITAL      BILLED
--------------------------------------          -------         -------       -----------     ------
                                                 457-1           457-2          457-3
                                                -------         -------       -----------
                                                 $000            $000           $000           $000
The Columbia Gas System, Inc                     1,950             918            153           3,021
Columbia Gas Development Corporation               260              73             18             351
Columbia Gulf Transmission Company               4,528           2,151            323           7,002
Columbia Energy Services                           381             269             42             692
Columbia Propane Corporation                       111              82             12             205
TriStar Ventures Corporation                       423             217             32             672
Columbia LNG Corporation                           165             108             17             290
Columbia Coal Gasification Corporation              20              10              2              32
Columbia Network Services Corporation               25               9             --              34
Columbia Insurance Corporation, Ltd                  2               2             --               4
Columbia Gas of Kentucky, Inc.                   2,192             720            105           3,017
Columbia Gas of Ohio, Inc.                      16,985           5,356            779          23,120
Columbia Gas of Maryland, Inc.                     731             225             34             990
Columbia Gas of Pennsylvania, Inc.               6,231           2,075            305           8,611
Commonwealth Gas Services, Inc.                  3,164           1,016            147           4,327
Commonwealth Propane, Inc.                         514             357             52             923
TriStar Capital Corporation                          5               7              1              13
Columbia Gas Transmission Corporation           20,535           7,498          1,116          29,149
Columbia Atlantic Trading, Inc.                      9              10              2              21
Columbia Natural Resources, Inc.                 1,946             947            145           3,038
                                                ------          ------          -----          ------

   Total Amount Billed in 1996                  60,177          22,050          3,285          85,512

Reconciliations to Total Revenues:

   Difference between Amount of
   Unbilled Revenue December 1995 and
   December 1996                                (2,512)          1,749            266            (497)
                                                ------          ------          -----          ------

                                                57,665          23,799          3,551          85,015
                                                ======          ======          =====          ======

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996


                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458



                                     DIRECT      INDIRECT   COMPENSATION
                                      COST         COST       FOR USE      TOTAL       EXCESS OR      AMOUNT
NAME OF NONASSOCIATE COMPANY        CHARGED       CHARGED    OF CAPITAL     COST       DEFICIENCY     BILLED
----------------------------        -------      --------   ------------   -----       ----------     ------
                                     458-1        458-2        458-3                     458-4
                                    -------      --------   ------------               ----------
                                     $000         $000         $000         $000         $000

            NONE




INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996


                                  Schedule XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES


                                                           ASSOCIATE COMPANY           NONASSOCIATE COMPANY
                                                                CHARGES                       CHARGES
                                                        -------------------------    -------------------------
           DESCRIPTION OF ITEMS                         DIRECT   INDIRECT            DIRECT  INDIRECT
                                                         COST      COST    TOTAL      COST     COST      TOTAL
------------------------------------------------------  ------   --------  -----     ------  --------    -----
                                                         $000      $000     $000      $000     $000      $000
920        Salaries and Wages                           20,729    14,931   35,660         0        0         0
921        Office Supplies and Expenses                  5,416     2,557    7,973         0        0         0
922        Administrative Expenses Transferred -
              Credit                                     3,088    (5,390)  (2,302)        0        0         0
923        Outside Services Employed                     8,370     1,882   10,252         0        0         0
924        Property Insurance                                8       187      195         0        0         0
925        Injuries and Damages                             75        71      146         0        0         0
926        Employee Pensions and Benefits                4,835     6,802   11,637         0        0         0
928        Regulatory Commission Expense                     1         0        1         0        0         0
930.1      General Advertising Expenses                      1        61       62         0        0         0
930.2      Miscellaneous General Expense                 1,801       928    2,729         0        0         0
931        Rents                                         7,215       505    7,720         0        0         0
932        Maintenance of Structure and Equipment        1,266     1,062    2,328         0        0         0
403        Depreciation and Amortization Expense         4,544     1,167    5,711         0        0         0
408        Taxes Other Than Income Taxes                   316     2,787    3,103         0        0         0
409        Income Taxes                                      0     3,882    3,882         0        0         0
410        Provision for Deferred Income Taxes               0     2,368    2,368         0        0         0
411        Provision for Deferred Income Taxes -
              Credit                                         0    (4,028)  (4,028)        0        0         0
411.5      Investment for Credit                             0         0        0         0        0         0
421        Miscellaneous Income or Loss                      0    (5,852)  (5,852)        0        0         0
426.1      Donations                                         0       136      136         0        0         0
426.5      Other Deductions                                  0         0        0         0        0         0
427        Interest on Long-Term Debt                        0         0        0         0        0         0
431        Other Interest Expense                            0      (258)    (258)        0        0         0
------------------------------------------------------            ------   ------    ------  -------     -----

Instructions:  Total cost of service will equal for
               associate and nonassociate companies
               the total amount billed under their
               separate analysis of billing schedules.

------------------------------------------------------  ------    ------   ------    ------  -------     -----
           Total Expenses                               57,665    23,798   81,463         0        0         0
                                                        ------    ------   ------    ------  -------     -----
           Compensation for Use of Equity Capital                           2,026
                                                                           ------
430        Interest on Debt to Associate Companies                          1,526
                                                                           ------

           Total Cost of Service                                           85,015
--------------------------------------------------------------------------------------------------------------


                                                                 TOTAL CHARGES FOR
                                                                      SERVICE
                                                          ---------------------------
           DESCRIPTION OF ITEMS                           DIRECT   INDIRECT
                                                           COST      COST       TOTAL
------------------------------------------------------    ------   --------     -----
                                                           $000      $000        $000
920        Salaries and Wages                             20,729    14,931      35,660
921        Office Supplies and Expenses                    5,416     2,557       7,973
922        Administrative Expenses Transferred -
              Credit                                       3,088    (5,390)     (2,302)
923        Outside Services Employed                       8,370     1,882      10,252
924        Property Insurance                                  8       187         195
925        Injuries and Damages                               75        71         146
926        Employee Pensions and Benefits                  4,835     6,802      11,637
928        Regulatory Commission Expense                       1         0           1
930.1      General Advertising Expenses                        1        61          62
930.2      Miscellaneous General Expense                   1,801       928       2,729
931        Rents                                           7,215       505       7,720
932        Maintenance of Structure and Equipment          1,266     1,062       2,328
403        Depreciation and Amortization Expense           4,544     1,167       5,711
408        Taxes Other Than Income Taxes                     316     2,787       3,103
409        Income Taxes                                        0     3,882       3,882
410        Provision for Deferred Income Taxes                 0     2,368       2,368
411        Provision for Deferred Income Taxes -
              Credit                                           0    (4,028)     (4,028)
411.5      Investment for Credit                               0         0           0
421        Miscellaneous Income or Loss                        0    (5,852)     (5,852)
426.1      Donations                                           0       136         136
426.5      Other Deductions                                    0         0           0
427        Interest on Long-Term Debt                          0         0           0
431        Other Interest Expense                              0      (258)       (258)
------------------------------------------------------    ------    ------      ------

Instructions:  Total cost of service will equal for
               associate and nonassociate companies
               the total amount billed under their
               separate analysis of billing schedules.

------------------------------------------------------    ------    ------      ------
           Total Expenses                                 57,665    23,798      81,463
                                                          ------    ------      ------
           Compensation for Use of Equity Capital                                2,026
                                                                                ------
430        Interest on Debt to Associate Companies                               1,526
                                                                                ------

           Total Cost of Service                                                85,015
--------------------------------------------------------------------------------------------------------------

PAGE 28
            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996

                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION



                                                              DEPARTMENT OR SERVICE FUNCTION
                                                              ----------------------------------------------------------------
                                                                               AIR                    COMMON/
                                         TOTAL                               TRANS-        CLIENT    CORPORATE   CONSOLIDATION
       DESCRIPTION OF ITEMS              AMOUNT    OVERHEAD   ACCOUNTING    PORTATION      SUPPORT    SYSTEMS
       --------------------              ------    --------   ----------    ---------      -------    -------    -------------
920    Salaries and Wages                 35,660      14,931           39         603         506       1,362         1,150
921    Office Supplies and Expenses        7,973       2,557            3         679          73          31           399
922    Administrative Expenses
         Transferred - Credit             (2,302)     (5,390)           0           2          41         175           139
923    Outside Services Employed          10,252       1,882            1          72         241         264            62
924    Property Insurance                    195         187            0           0           0           0             0
925    Injuries and Damages                  146          71            0          93           0           0             0
926    Employee Pensions and Benefits     11,637       6,802            1         268           0           0             0
928    Regulatory Commission Expense           1                        0           0           0           0             0
930.1  General Advertising Expense            62          61            0           0           0           0             0
930.2  Miscellaneous General Expense       2,729         928            3       1,190          18         778           283
931    Rents                               7,720         505            0         887           0           0             0
932    Maintenance of Structures and
         Equipment                         2,328       1,062            0       (366)           0         239             0
403    Depreciation and Amortization
         Expense                           5,711       1,167            0           0           0           0             0
408    Taxes Other Than Income Taxes       3,103       2,787            0           0           0           0             0
409    Income Taxes                        3,882       3,882            0           0           0           0             0
410    Provision for Deferred Income
         Taxes                             2,368       2,368            0           0           0           0             0
411    Provision for Deferred Income
         Taxes - Credit                   (4,028)     (4,028)           0           0           0           0             0
411.5  Investment Tax Credit                   0           0            0           0           0           0             0
421    Miscellaneous Income or Loss       (5,852)     (5,852)           0           0           0           0             0
426.1  Donations                             136         136            0           0           0           0             0
426.5  Other Deductions                        0           0            0           0           0           0             0
427    Interest on Long-Term Debt              0           0            0           0           0           0             0
430    Interest on Debt to Associate
         Companies                         1,526       1,526            0           0           0           0             0
431    Other Interest Expense               (258)       (258)           0           0           0           0             0
---------------------------------------
Instruction:
            Indicate each department
            or service function.
            (See Instruction 01-3
            General Structure of
            Accounting System:
            Uniform System Account)
---------------------------------------   ------      ------           --       -----         ---       -----         -----
       Total Expenses                     82,989      25,324           47       3,428         879       2,849         2,033
---------------------------------------   ---------------------------------------------------------------------------------


                                          DEPARTMENT OR SERVICE FUNCTION
                                          ------------------------------
                                          CORPORATE
                                          COMMUNI-     CORPORATE
       DESCRIPTION OF ITEMS               CATIONS      TREASURY
       --------------------               -------      --------
920    Salaries and Wages                   319          598
921    Office Supplies and Expenses          89           60
922    Administrative Expenses
         Transferred - Credit                33          142
923    Outside Services Employed          1,044          262
924    Property Insurance                     0            0
925    Injuries and Damages                   0            0
926    Employee Pensions and Benefits         0            0
928    Regulatory Commission Expense          0            0
930.1  General Advertising Expense            0            0
930.2  MisCellaneous General Expense        158          226
931    Rents                                  3            1
932    Maintenance of Structures and
         Equipment                            3            6
403    Depreciation and Amortization
         Expense                              0            0
408    Taxes Other Than Income Taxes          0            0
409    Income Taxes                           0            0
410    Provision for Deferred Income
         Taxes                                0            0
411    Provision for Deferred Income
         Taxes - Credit                       0            0
411.5  Investment Tax Credit                  0            0
421    Miscellaneous Income or Loss           0            0
426.1  Donations                              0            0
426.5  Other Deductions                       0            0
427    Interest on Long-Term Debt             0            0
430    Interest on Debt to Associate
         Companies                            0            0
431    Other Interest Expense                 0            0
---------------------------------------
Instruction:
            Indicate each department
            or service function.
            (See Instruction 01-3
            General Structure of
            Accounting System:
            Uniform System Account)
---------------------------------------   -----        -----
       Total Expenses                     1,649        1,295
---------------------------------------   ------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996
                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION


                         DEPARTMENT OR SERVICE FUNCTION


             ENTERPRISE     ENVIRON-                                FINANCE                                      MC       NETWORK
  Account    MULTIMEDIA      MENTAL                   GOVERNMENT    INVESTOR   HUMAN     INTERNAL             BUILDING   COMPUTER
   Number   COMMUNICATIONS   AFFAIRS     EXECUTIVE     AFFAIRS     RELATIONS  RESOURCES   AUDIT      LEGAL    SERVICES   SERVICES
   ------   --------------   -------     ---------     -------     ---------  ---------   -----      -----    --------   --------
                $000          $000         $000         $000         $000       $000       $000       $000      $000       $000

920                   600          302        1,814          248        323      1,226       1,322     1,007          2      2,935
921                 1,796           50          134           72         81         71         169       194          0      1,060
922                                                           38         18        127          70       186          0      1,831
923                    31           30          141            0        400        661           6     1,289          0      1,093
924                   148            7        1,322            0          0          0           0         0          0          0
925                     0            0            0            0          0          0           0         0          0          0
926                     0            0            0            0          0         99           0         0          0          0
928                     0            0            0            0          0          0           0         0          0          0
930.1                   0            0            0            1          0          0           0         0          0          0
930.2                   0            0            0          153         20        280         130       139          0     (2,794)
931                    90           28          799          336          0         70          30         0          0      5,837
932                    27            0           10            0          1          0           0         0          0      1,328
403                    41            0            0            0          0          0           0         0          0      4,545
408                     0            0            0            0          0          0           0         0          0        247
409                     0            0            0            0          0          0           0         0          0          0
410                     0            0            0            0          0          0           0         0          0          0

411                     0            0            0            0          0          0           0         0          0          0
                        0            0            0
411.5                   0            0            0            0          0          0           0         0          0          0
421                     0            0            0            0          0          0           0         0          0          0
426.1                   0            0            0            0          0          0           0         0          0          0
426.5                   0            0            0            0          0          0           0         0          0          0
427                     0            0            0            0          0          0           0         0          0          0
430                     0            0            0            0          0          0           0         0          0          0

431                     0            0            0            0          0          0           0         0          0          0

-------------       -----          ---        -----          ---        ---      ----        -----     -----          -     ------
Total Expenses      2,733          417        4,220          848        843      2,534       1,727     2,815          2     16,082
                    -----          ---        -----          ---        ---      ----        -----     -----          -     ------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION
                      For the Year Ended December 31, 1996
                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION


                         DEPARTMENT OR SERVICE FUNCTION

                                                      RESTON                  FINANCIAL
  Account       OTHER                   RISK         BUILDING     STRATEGIC   PLANNING &
   Number      GENERAL    PAYROLL      MANAGEMENT    SERVICES     PLANNING    REPORTING      TAX
-------------  --------   ---------  -------------- -----------  ----------  ----------   ---------
                $000        $000        $000           $000        $000        $000         $000

920              4,282         361           295            43         360         532         500
921                 68           0            59            61         151          79          36
922                  0           0            31             0          37          31          76
923                146           0           145           139         262          70         649
924                  0           0             7             0           0           0           0
925                  0           0           (18)            0           0           0           0
926              4,467           0             0             0           0           0           0
928                  0           0             0             0           0           0           0
930.1                0           0             0             0           0           0           0
930.2               86          62             0             3          44          89          29
931                  0           0            57             3           3           0           7
932                  0           0             0            12           0           0           0
403                  0           0             0             0           0           0           0
408                  0           0             0             0           0           0           0
409                  0           0             0             0           0           0           0
410                  0           0             0             0           0           0           0

411                  0           0             0             0           0           0           0

411.5                0           0             0             0           0           0           0
421                  0           0             0             0           0           0           0
426.1                0           0             0             0           0           0           0
426.5                0           0             0             0           0           0           0
427                  0           0             0             0           0           0           0
430                  0           0             0             0           0           0           0

431                  0           0             0             0           0           0           0

-------------  --------   ---------  ------------   -----------  ----------  ----------   ---------
Total Expenses   9,049         423           576           261         857         801       1,297
               --------   ---------  ------------   -----------  ----------  ----------   ---------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

--------------------------------------------------------------------------------

                                           DEPARTMENTAL SALARY EXPENSE
                               -------------------------------------------------   PERSONNEL
                                           INCLUDED IN AMOUNTS BILLED TO            NUMBER
      NAME OF DEPARTMENT                   -----------------------------           ---------
 Indicate each department or     TOTAL      PARENT        OTHER          NON         END OF
       service function         AMOUNT      COMPANY     ASSOCIATES    ASSOCIATES      YEAR
-----------------------------  -------      -------     ----------    ----------      ----
                                 $000        $000         $000          $000

Accounting                            39           0            39        -                 12

Air Transportation                   603           0           603        -                  7

Client Support                       506           0           506                          12

Common/Corporate Systems           1,362          11         1,351                          49

Consolidation                      1,150         149         1,001                          19

Corporate Communications             319           1           318        -                  6

Corporate Treasury                   598          43           555        -                  7

Enterprise Multimedia
Communication                        600           0           600                          45

Environmental Affairs                302           9           293        -                  4

Executive                          1,814          39         1,775        -                 10

Finance & Investor Relations         323          12           311        -                  6

Government Affairs                   248           0           248        -                  4

Human Resources                    1,226           2         1,224        -                 29

Internal  Audit                    1,322           4         1,318        -                 23

Legal                              1,007         108           899        -                 12

Marble Cliff Building
Services                               2           1             1                          19

Network Computer Services          2,935           0         2,935                          71

Other General                      4,282           0         4,282                           0

Payroll                              361           7           354                          14

Risk Management                      295          18           277        -                  5

Reston Building Services              43           4            39                           8

Strategic Planning                   360           0           360                           6

Financial Planning &
Reporting                            532           1           531        -                  7

Tax                                  500          23           477                           8
                               ----------  ----------  ------------  ------------  ------------

     Total                        20,729         432        20,297        -                383
                               ----------  ----------  ------------  ------------  ------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996
-------------------------------------------------------------------------------
                              OUTSIDE SERVICES EMPLOYED

                                     ACCOUNT 923

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and the amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                        RELATIONSHIP
                                                        "A"= ASSOCIATE
FOR WHOM PURCHASED               ADDRESS                "NA"= NON-ASSOCIATE      AMOUNT
------------------               -------                -------------------      ------
                                                                                  $000

See schedule 923-A                                                               10,252

        PAGE 33
                                 SCHEDULE 923-A
                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                            RELATIONSHIP
                                                                                          "A"=ASSOCIATE            AMOUNT
                                                                                             "NA"=NON       ---------------------
    FOR WHOM PURCHASED                               ADDRESS                                 ASSOCIATE         $000       $000
-------------------------------    ---------------------------------------------------   --------------    --------    ---------

1-Special Services - Legal

   Leboeuf Lamb Greene             125 W.55th Street New York., N.Y. 100195389                  NA               953
   Akin Gump Straus Haver          711 Louisiana St Houston, Tx. 77002                          NA               218
   23 Organizations                                                                                              244
                                                                                                            --------
                                   Total Special Services - Legal                                                           1,415

2-Special Services - Audit

   Arthur Andersen & Co            1345 Avenue of the Americas,  New York, NY  10105            NA                75
                                                                                                            --------
                                   Total Special Services - Audit                                                              75

3-Special Services - Other

   Gartner Group                   P O Box 73783, Rochester, NY  146737382                      NA               381
   Challenger Gray & Christmas     P o Box 324, Winnetka, Il. 60093                             NA               354
   Bowne of New York City          345 Hudson Street, New York,NY 100144502                     NA               294
   Jackson Cross                   1001 Jefferson Plaza Suite 104, Wilmington, De 19801         NA               275
   Case Hoyt Corporation           P .O. Box 522625, Miami, Fl. 33152                           NA               264
   Placers                         P O Box 15621, Wilmington, De  198505621                     NA               252
   Advantis                        P.O.  Box 98880,   Chicago, Il.l  60693                      NA               221
   Harris Trust                    P O Box 1017 Wall Steet Station, New York, NY 10268          NA               211
   CDRS Chicago                    P O Box 91753, Chicago,Il 60693                              NA               191
   Shandwick Public Affairs        P O Box 3075, Buffalo, NY  14240                             NA               185
   Dawson Personnel                P O Box  690662, Cincinnati, Oh 452690662                    NA               180
   Knowledge Link                  Dept L - 1715, Columbus, Oh 432601715                        NA               153
   Lamalie Amrop International     P O Box 340468, Tampa Fl  336940468                          NA               137
   PNC Bank                        P O Box 641338, Pittsburgh, Pa 152641338                     NA               131
   Arnold Saks Associates          350 E. 81st Street, New York, NY  10028                      NA               123
   Cyborg Users Association        2 N Riverside Plaza Suite 2400, Chicago, Il 60606            NA               117
   Columbia Gas of Pennsylvania    P O Box 117, Columbus, Oh  432160117                         A                111
   McCardle Printing               800 Commerce Dr., Upper Marlboro, Md 20772                   NA               110
   Office Movers                   6810 Deerpath Rd #100, Baltimore, Md  212274897              NA               107
   Pinkertons's Inc.               P O Box 7247 Dept 8256, Philadelphia, Pa 191708256           NA               101

   491 Organizations                                                                                           2,462
                                   Total Special Services - Other                                                           6,360

         PAGE 34
                                 SCHEDULE 923-A
                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                        RELATIONSHIP
                                                                                       "A"=ASSOCIATE            AMOUNT
                                                                                          "NA"=NON    ----------------------------
    FOR WHOM PURCHASED                                           ADDRESS                  ASSOCIATE        $000           $000
--------------------------------------  -----------------------------------------------   ---------   -------------  -------------

4-Special Services - Tax

     Jones Day Reavis & Pogue           1900 Huntington Center, Columbus, Oh 43215           NA                175
     Stroock Stroock & Lavan            180 Maiden Lane, New York, NY  10038                 NA                252
     4 Organizations                                                                                            66
                                                                                                       ------------
                                        Total Special Services - Tax                                                          493

5- Special Services - Consulting

     Gem Energy Consulting              6100 Hillcroft  Suite 605, Houston Tx. 77081         NA                398
     Marketing Corporation of America   PO  Box 3938, Boston, Ma. 022413938                  NA                243
     Towers Perrin                      P.O. Box  8500, S-6110 , Philadelphia, Pa. 19178     NA                143
     Logan Wallingford                  124 Ponds Lane,  Wilmington, De. 19807               NA                243
     48 Organizations                                                                                          882
                                                                                                       ------------
                                        Total Special Services - Consulting                                                 1,909

                                        Total  All Special Services                                                        10,252
                                                                                                                      ============


                ANNUAL REPORT OF COLUMBIA GAS SERVICE CORPORATION


                      For the Year Ended December 31, 1996

------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

-------------------------------------------------------------------------

INSTRUCTIONS:    Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-------------------------------------------------------------------------

DESCRIPTION                                                   AMOUNT
---------------------                                      --------------
                                                                    $000

Employee Relocation Expense                                        4,664

Other Post-Employment Benefits                                     2,415

Medical Expense Plan                                               1,811

Employee Retirement Expense                                        1,080

Thrift Plan                                                          844

Pension Restoration Plan                                             384

Dental Assistance Plan                                               182

Employee Cafeteria Subsidy                                           123

Long-Term Disability Insurance                                       122

Employee Physicals                                                    44

Educational Assistance                                                31

Group Life Insurance                                                (188)

Miscellaneous                                                        125
                                                           --------------

Total                                                             11,637
-------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

-------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.






------------------------------------------------------------------------------------------------
              DESCRIPTION                          NAME OF PAYEE                       AMOUNT
-------------------------------         ----------------------- ------------         -----------
                                                                                        $000

Employee Recruiting                     Knowledge Workers, Inc.                              38
Employee Recruiting                     The Columbus Dispatch                                 8
Employee Recruiting                     Washington Post                                       8
Employee Recruiting                     Stacking, Inc.                                        6
Employee Recruiting                     Miscellaneous (2)                                     2












                                                                                     -----------

       TOTAL                                                                                 62
------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 930.2,
                  "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by
                  Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441
                  (b)(2) shall be separately classified.

-------------------------------------------------------
       DESCRIPTION                               AMOUNT
---------------------------------                ------
                                                  $000
Aircraft Service                                  1,791

Employment Agreement                                481

Courier Services                                    121

Dues and Memberships - Company                      118

Political Activities                                 74

Employee Recruiting  -  General                      30

Bank Service Charges                                 19

Other                                                95

                                                 ------
TOTAL                                             2,729
-------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                      RENTS

                                   ACCOUNT 931
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 931,
                  "Rents", classifying such expenses by major grouping of property, as defined in the account definition of the Uniform
                  System of Accounts.

------------------------------------
   TYPE OF PROPERTY           AMOUNT
-------------------------     ------
                               $000

 Data Processing               5,530

 Office Space                    843

 Air Transportation              770

 Auto and General Tools           98

 Communications                   80

 Miscellaneous                   399

                              ------
TOTAL                          7,720
------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other Than Income
                  Taxes." Separate the analysis into two groups: (1) other than
                  U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts
                  thereof. Provide a subtotal for each class tax.
--------------------------------------------------------------------------------

                                                  AMOUNT
--------------------------------------------    --------
                                                   $000
(1)  Other than U.S. Government Taxes:

          Property                                 1,114

          Unemployment                                49

          License or Franchise                         3
                                                --------

                     Total - other                 1,166

(2)  U.S. Government Taxes:

          Federal Insurance Contribution           1,905

          Unemployment                                30

          Environmental                                1

          Miscellaneous                                1
                                                --------

                    Total - Federal                1,937


         TOTAL                                     3,103
--------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                    DONATIONS

                                  ACCOUNT 426.1
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426-1,
                  "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
--------------------------------------------------------------------------------


  NAME OF RECIPIENT           PURPOSE OF DONATION         AMOUNT
 -----------------------      -------------------         ------
                                                           $000
 Columbia Gas Foundation       Community Welfare            107

 Junior Achievement            Community Welfare              4

 Miscellaneous  (25)           Community Welfare             25
                                                           ----
 TOTAL                                                      136

----------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                 OTHER DONATIONS

                                  ACCOUNT 426.5
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions," classifying such expenses according to their nature.

--------------------------------------------------------------------------------

               DESCRIPTION                         AMOUNT
---------------------------------------            ------
                                                    $000
                                                    NONE









                                                  ------
TOTAL                                               NONE
--------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME
--------------------------------------------------------------------------------


INSTRUCTIONS:     The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------


For additional notes, see Page 22, Notes to Financial Statements.

1.  SUMMARY OF SIGNIFICANT INCREASE IN SERVICES OR EXPENSES

    a.  Salaries and Wages

        Salaries and wages increased over 1995 as a result of the severance paid to 130 employees who were severed as part of the Corporation's reorganization plan.

    b.  Employee Pensions and Benefits

        Employee pensions and benefits increased over 1995 as a result of the pensions and benefits paid to employees who took lump sum distributions or retired as part of the Corporation's reorganization plan.


--------------------------------------------------------------------------------

                    COLUMBIA GAS SYSTEM SERVICE CORPORATION

                               ORGANIZATION CHART

                                                     Chairman, President & CEO
                                                            RICHARD, III
-----------------------------------------------------------------------------------------------------------------------------------

VP Strategic      SR VP Human      Senior VP Services     Senior VP & CFO    Senior VP & Chief     VP Governmental         VP
  Planning         Resources                                                  Legal Officer           Affairs        Communications

  HARVEY             FONT               MAGLEY               O'DONNELL          SCHWOLSKY              CASALI           JENNRICH

 Strategic        Corporate               Air              Consolidation       Environmental         Governmental       Corporate
 Planning         Benefits          Transportation                               Affairs                Affairs      Communications

                   Human                Client               Corporate             Legal
                 Resources             Support               Treasury

                 Training              Common/                Finance              Risk
                                   Corporate Systems         & Investor         Management
                                                             Relations

                                     Enterprise              Financial
                                     Multimedia             Planning &
                                   Communications            Reporting

                                    Marble Cliff             Internal
                                 Building Services             Audit

                                  Reston Building              Tax
                                     Services

                                    Accounting

                                     Payroll


            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION



                              METHODS OF ALLOCATION
--------------------------------------------------------------------------------


         The following Basis of Allocation have been approved by the SEC as a method of allocating Job Order charges and convenience payments directly to Associate Companies.

         - Gross Fixed Assets and Total Operating Expenses

         - Gross Fixed Assets

         - Distribution Property and Distribution Expenses

         - Transmission Property and Transmission Expenses

         - Total Operating Expenses and Gross Depreciable Property

         - Gross Depreciable Property

         - Number of Automobile Units (Owned and Leased)

         - Number of Retail Customers

         - Number of Regular Employees

         - Fixed Allocation

         - Number of Transportation Customers

         - Number of Commercial Customers

         - Number of Residential Customers

         - Number of High Pressure Customers

         - Number of Gas Purchase Customers

         - Number of Charts Processed

         - Direct Costs

         - Property Values

         - Number of Directors and Officers

         - Household Moves

         - Payroll

         - Number of Nurses

         - Total Actuarial Costs

         - Covered Compensation

         - Office Occupancy

         - Total Capitalization

         - Revenues

         - Throughput Volumes

         - Number of Customers

         - Number of Employees

            ANNUAL REPORT OF COLUMBIA GAS SYSTEM SERVICE CORPORATION

                      For the Year Ended December 31, 1996


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------

                         COMPENSATION FOR USE OF CAPITAL
                    SUMMARY OF BILLING TO ASSOCIATE COMPANIES

                                                Direct &
                                                Allocated        Compensation
            Company                               Labor             Billed
------------------------------------------      ---------        ------------
                                                $   000             $  000
The Columbia Gas System, Inc.                       648                153
Columbia Gas Development Corporation                 64                 18
Columbia Gulf Transmission Company                1,517                323
Columbia Energy Services                            184                 42
Columbia Propane Corporation                         54                 12
Tristar Ventures Corporation                        143                 32
Columbia LNG Corporation                             76                 17
Columbia Coal Gasification Corporation                8                  2
Columbia Network Services Corporation                 4                 --
Columbia Insurance Corporation, Ltd.                  2                 --
Columbia Gas of Kentucky, Inc.                      484                105
Columbia Gas of Ohio, Inc.                        3,586                779
Columbia Gas of Maryland, Inc.                      154                 34
Columbia Gas of Pennsylvania, Inc.                1,405                305
Commonwealth Gas Services, Inc.                     680                147
Commonwealth Propane, Inc.                          236                 52
Tristar Capital Corporation                           4                  1
Columbia Gas Transmission Corporation             5,245              1,116
Columbia Atlantic Trading Corporation                 7                  2
Columbia Natural Resources, Inc.                    676                145
                                                -------             ------
     Total                                       15,177              3,285
                                                =======             ======


         The above is a summary of the Compensation for Use of Capital billed to each company. Attached is a sample of the annual statement sent to each associate company. Since they are identical except for the amount billed, the summary is included in lieu of twenty individual statements (see page 46).

--------------------------------------------------------------------------------

                     COLUMBIA GAS SYSTEM SERVICE CORPORATION

                         COMPENSATION FOR USE OF CAPITAL

                     ---------------------------------------

                                    BILLED TO

                          COLUMBIA PROPANE CORPORATION

                                   DURING 1996
                     ---------------------------------------

                                                                     SYSTEM        MONTHLY      MANAGEMENT
                   INTEREST                                         DIRECT &        RATE        D&A LABOR       COMPENSATION
  BILLING             TO              NET           TOTAL          ALLOCATED       COL. 3/      BILLED TO           BILLED
   MONTH            PARENT          INCOME       COMPENSATION        LABOR         COL. 4          CPC         COL. 5 x COL. 6
-----------      -----------      ----------     ------------     ------------     --------     ----------    -----------------
                     (1)              (2)             (3)             (4)            (5)           (6)               (7)
JANUARY            98,023.02      174,169.00      272,192.02        877,230.56     31.02856     4,024.49           1,248.74
FEBRUARY           97,828.65      168,786.00      266,614.65      1,039,478.01     25.64890     3,713.34             952.43
MARCH              84,667.38      168,786.00      253,453.38      1,134,636.63     22.33785     3,526.43             787.73
APRIL              91,555.02      168,786.00      260,341.02      1,117,470.26     23.29736     3,492.73             813.71
MAY                80,652.38      168,786.00      249,438.38      1,086,803.62     22.95156     3,060.00             702.32
JUNE               84,088.19      168,786.00      252,874.19      1,044,627.86     24.20711     3,424.87             829.06
JULY              107,326.56      168,786.00      276,112.56      2,058,442.53     13.41366     7,677.39           1,029.82
AUGUST            172,485.44      168,786.00      341,271.44      1,103,986.46     30.91265     3,958.55           1,223.69
SEPTEMBER         110,943.16      168,786.00      279,729.16      1,066,377.10     26.23173     3,353.24             879.61
OCTOBER           107,424.61      168,786.00      276,210.61      2,103,081.11     13.13362     9,556.26           1,255.08
NOVEMBER          111,131.33      168,786.00      279,917.33      1,436,183.36     19.49036     4,228.07             824.07
DECEMBER          107,925.03      168,786.00      276,711.03      1,109,022.94     24.95088     3,638.02             907.72
                ------------    ------------    ------------     -------------     --------    ---------          ---------

                1,254,050.77    2,030,815.00    3,284,865.77     15,177,340.44     21.64322    53,653.39          11,453.98
                ============    ============    ============     =============     ========    =========          =========

--------------------------------------------------------------------------------

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                     COLUMBIA GAS SYSTEM SERVICE CORPORATION




                                     By: /s/ D. Furlano
                                         -------------------------------------
                                         D. Furlano
                                         Controller




Date: April 9, 1997


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